# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Algoma Steel Group Inc., CIK 0001860805
CUSIP: 015658107
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 105 West Street, Sault Ste. Marie, Ontario Canada (A6), P6A 7B4
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001658363

## Reporting persons
- Maple Rock Capital Partners Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 13,993,930; shared voting power 0; sole dispositive power 13,993,930; shared dispositive power 0; aggregate amount beneficially owned 13,993,930 (13.3% of the class)
- Xavier Majic: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 13,993,930; shared voting power 0; sole dispositive power 13,993,930; shared dispositive power 0; aggregate amount beneficially owned 13,993,930 (13.3% of the class)

## Item 1. Issuer
Name of issuer: Algoma Steel Group Inc.
Address of issuer's principal executive offices: 105 West Street, Sault Ste. Marie, Ontario, Canada, P6A 7B4

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Maple Rock Capital Partners Inc. and Xavier Majic (together, the "Reporting Persons").
Address of principal business office or, if none, residence: 21 St. Clair Avenue East, Suite 1100, Toronto, Ontario, M4T 1L9, Canada
Citizenship: Maple Rock Capital Partners Inc. is a corporation incorporated under the laws of Canada. Xavier Majic is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Information with respect to the Reporting Persons' ownership of Common Shares as of the date hereof is incorporated by reference to items (5) - (9) of the cover page of the respective Reporting Person.
Percent of class:
Information with respect to the Reporting Persons' percentage ownership of the Common Shares as of the date hereof is incorporated by reference to item (11) of the cover page of the respective Reporting Person.

The percentage of Common Shares beneficially owned by each Reporting Person is determined based on 104,933,802 Common Shares outstanding as of September 30, 2025, as reported in Exhibit 99.4 to the Issuer's current report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 30, 2025.
Sole power to vote or to direct the vote: 13,993,930
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,993,930
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Maple Rock Capital Partners Inc. (the "Manager") is an SEC-registered investment advisor whose client, Maple Rock Master Fund LP, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. Mr. Majic is the Chief Investment Officer of the Manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Further, each of the Reporting Persons disclaims beneficial ownership of the Common Shares except to the extent of their respective pecuniary interest therein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated November 7, 2025

## Signatures
- Maple Rock Capital Partners Inc.: /s/ Stephen D. Lane, Stephen D. Lane, Chief Financial Officer (11/07/2025)
- Xavier Majic: /s/ Xavier Majic, Xavier Majic (11/07/2025)